March 17, 2006

Ms. Lily Dang

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	Sara Lee Corporation

Form 10-K, Filed September 2, 2005

Form 10-Q, Filed February 9, 2006

File No. 001-03344

Dear Ms. Dang:

I am writing in response to the letter (the Comment Letter) dated March 1, 2006 regarding the review of the Sara Lee Corporation (the corporation) Form 10-K, filed with the Securities and Exchange Commission (the Commission) on September 2, 2005 and the Form 10-Q filed with the Commission on February 9, 2006. The Corporation’s responses are set out below following the text of the paragraph of the Comment Letter to which each response relates.

Form 10-K for the Fiscal Year Ended July 2, 2005

Exhibit 13 - Portions of Sara Lee’s 2005 Annual Report to Shareholders

Ratios of Cash Flow to Balance Sheet Debt and Adjusted Cash Flow to Total Debt, page 23

Question 1. We note your presentation of the adjusted cash flow to total debt ratio, a non-GAAP ratio, which you disclosed that many creditors and rating agencies use for evaluation purposes. Please clarify whether you are using this non-GAAP ratio as a performance measure or a liquidity measure. If you are using the ratio as a liquidity measure, please address how you have complied with Regulation S-K Item 10(e) (1) (ii) (A).

Additionally, please expand your discussion to clarify how this non-GAAP ratio is used for evaluation purposes, and disclose the impact, if any, that your non-GAAP ratio had and may have on your debt covenants and / or credit ratings.

Response 1. The corporation uses the adjusted cash flow to total debt ratio as a financial performance measure and it has no debt covenants which utilize this measure. The discussion of this ratio will be placed in Management’s Discussion and Analysis of the corporation’s financial condition and worded as follows:

Ratios of Cash Flow to Balance Sheet Debt and Adjusted Cash Flow to Total Debt - The ratio of cash flow to balance sheet debt consists of net cash from operating activities divided by balance sheet debt, which is the total of notes payable and long-term debt. The corporation currently has no debt covenants which utilize the ratio of cash flow to balance sheet debt.

Rating agencies use cash flow ratios and other quantitative and qualitative factors in evaluating the corporation’s financial strength. The cash flow ratios used by the rating agencies adjust the corporation’s cash flow and balance sheet debt when they calculate ratios for evaluation purposes. The adjustments include adding both the cash flow impact of changes in working capital and the assumed depreciation from leased assets to the net cash from operations amount and adding imputed debt from operating lease obligations to the balance sheet debt amount. The corporation also makes these adjustments to calculate the adjusted cash flow to total debt ratio. One of the corporation’s goals is to generate adjusted cash flow equal to at least 40% of total debt. The corporation believes that the achievement of this target, coupled with sales and earnings growth, will provide it with the financial strength and flexibility to invest in the business and provide returns to shareholders in the form of dividends and share repurchases. The adjusted cash flow to total debt ratio is a non-GAAP ratio and is reconciled to the reported amounts in the financial statements as follows:

In millions	2005	2004	2003
Net cash from operating activities from continuing operations	$1,314	$1,973	$1,807
Cash flow impact of changes in working capital	456	175	72
Assumed depreciation on leased assets	95	110	104

Adjusted net cash from operating activities	$1,865	$2,258	$1,983

Notes payable	$258	$84	$140
Long-term debt	4,496	5,241	6,161

Balance sheet debt	4,754	5,325	6,301

Present value of operating leases	519	478	411

Total debt	$5,273	$5,803	$6,712

Ratios
Cash flow to balance sheet debt	27.6%	37.1%	28.7%

Adjusted cash flow to total debt	35.4%	38.9%	29.5%

The corporation respectfully requests that it make this change in future filings and does not believe that amending prior filings for this change is necessary.

Consolidated Statements of Cash Flows, page 33

Question 2. We note that your reconciliation of net cash flows from operating activities with income from continuing operations instead of net income, as required by paragraph 28 of SFAS 95. Please revise your operating cash flow reconciliation to comply with the requirement of paragraph 28 of SFAS 95 and make parallel change to your operating cash flow reconciliation in your Form 10-Q for the quarterly period ended October 1, 2005. We note, however, that you use the correct reconciliation format in your Form 10-Q for the quarterly period ended December 31, 2005.

Response 2. At the December 2005, AICPA National Conference on Current SEC and PCAOB Developments, the Associate Chief Accountant in the SEC’s Division of Corporation Finance observed that there is diversity in practice regarding the presentation of discontinued operations in the statement of cash flows and defined acceptable methods of presentation. As a result of these comments, the corporation presented the cash flow statement for the quarterly period ended December 31, 2005 in accordance with one of the acceptable alternatives. Within each major category (i.e. operating, investing and financing), the corporation combined the cash flows from discontinued operations with cash flows from continuing operations. The cash flows from discontinued operations within each major category were separately identified in the Management’s Discussion and Analysis accompanying the financial statements.

In the Form 10-K filed on September 2, 2005, the cash flow statements for fiscal 2005, 2004 and 2003 were presented as follows:

•	The presentation of net cash from operating activities started with income from continuing operations and first reconciled down to net cash from operating activities from continuing operations. Then an additional line was added to present the operating cash flows from discontinued operations. While the net cash from operating activities for the consolidated business is properly determined, the presentation of that amount is not in accordance with the guidelines set out above.

•	For both the investment and financing activities, the corporation combined the cash flows from continuing and discontinued operations. The determination and presentation of these amounts are consistent with the guidance provided by the Associate Chief Accountant.

The corporation will revise its prior annual cash flow statements to be consistent with the format presented in the Form 10-Q for quarterly period ended December 31, 2005. This revision will be accompanied by the following language:

The corporation has revised its 2005 and 2004 statements of cash flows to combine the operating cash flows from continuing and discontinued operations. Previously the corporation had separately reported the net cash from operating activities related to continuing operations and the net cash from operating activities related to discontinued operations. The investing and financing cash flows previously reported combined the continuing and discontinued elements and no revisions has been made to these amounts.

The cash flow statement for the first quarter of fiscal 2006, which was presented in the Form 10-Q filed on November 10, 2005, was prepared in the same manner as the cash flow statements included in the fiscal 2005 Form 10-K. The Corporation will revise this presentation in a manner consistent with that set out above.

The corporation respectively requests that it be allowed to make the revisions to the presentation of the fiscal 2005 and 2004 cash flow statements when the fiscal 2006 Form 10-K is filed in September 2006. Similarly, the cash flow statement for the first quarter of 2006 will be revised when the Form 10-Q for the first quarter of fiscal 2007 is filed. It is our understanding that the SEC staff has previously informed the AICPA SEC Regulations Committee that they will not object to such an approach as long as enhanced disclosure is provided to make the reader aware that the cash flow presentation has been modified.

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1. The corporation is responsible for the adequacy of the disclosures of filings made with the commission;

2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had the opportunity to review the attached, please do not hesitate to contact me with any questions or further comments you may have. My phone number is (312) 558-8626, and my fax number is (312) 419-3201. I can also be contacted via email at wszypulski@saralee.com.

Sincerely,

/s/ Wayne Szypulski
Wayne Szypulski
Senior Vice President, Controller and
Chief Accounting Officer
Sara Lee Corporation

Cc.	Theo de Kool

Helen Kaminski

(Sara Lee Corporation)

William T. England

(PricewaterhouseCoopers LLP)